================================================================================

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

     For the month of November, 2006          Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F  [X]  Form 40-F [ ]

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [ ]    No  [X]

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

================================================================================

FOR IMMEDIATE RELEASE

November 27, 2006

  -----------------------------------------------------------------------------
  Grupo Radio Centro Announces Extraordinary and Ordinary Shareholders' Meeting
  -----------------------------------------------------------------------------

Mexico City, November 27, 2006 - Grupo Radio Centro, S.A.B. de C.V. (BMV:
RCENTRO-A, NYSE: RC) ("Grupo Radio Centro" or the "Company"), Mexico's leading radio broadcasting company, has published the following notice:

                       GRUPO RADIO CENTRO, S.A.B. DE C.V.

                                     NOTICE

            GENERAL EXTRAORDINARY AND ORDINARY SHAREHOLDERS' MEETING

By resolution of the Board of Directors, shareholders of GRUPO RADIO CENTRO, S.A.B. DE C.V. are called for a general extraordinary and ordinary shareholders' meeting that will take place at 10:00 am on December 13, 2006 at the Company's domicile, located at Avenida Constituyentes 1154, Colonia Lomas Altas, 11950 Mexico, F.D., to discuss the matters contained in the following:

                                     AGENDA
                                     ------

                              EXTRAORDINARY MEETING
                              ---------------------

         I. Increase in the fixed capital stock of the company, without the issuance of new shares, via the capitalization of the effects from the update thereof, with the resulting amendment to the Seventh clause, item (b) of the corporate by-laws, their discussion and approval, as the case may be.

                                ORDINARY MEETING
                                ----------------

         II. Appointment, revocation and/or ratification of the members of the Board of Directors, Executive Committee and Audit Committee, as well as the appointment of the Corporate Governance Committee members, including the appointment of the chairman of the Audit Committee and of the Corporate Governace Committee, their discussion and approval, as the case may be.

         III. Appointment of delegates to execute and formalize the resolutions adopted in the general extraodinary and ordinary shareholders' meeting.

In accordance with the provisions of the corporate by-laws, for attendance to the meeting, the company will only acknowledge as shareholders those individuals or entities whose names are recorded in the shareholders' registry, or evidence their capacity as shareholders by complying with the provisions of Article 49 of the Mexican Securities Market Law, who must collect the corresponding admission ticket on business days and during business hours, no later than three (3) calendar days prior to the date set for holding the meeting, at the company's offices located at Avenida Constituyentes 1154, 7th Floor, Colonia Lomas Altas, 11950 Mexico, F.D. (attention from either Mr. Alvaro Fajardo de la Mora, Esq., or Mr. Adolfo Acosta Noriega). Any shareholder may be represented in the meeting by such proxy as appointed through the proxy letter formats described below. The representation or the shareholding shall be evidenced at the moment the admission ticket is requested. For purposes of the provisions of section III of
Article 49 of the Mexican Securities Market Law, please note that the proxy letter form by which shareholders and/or securities brokers evidencing shareholders agency, may evidence their representation to the meeting are available to them at the company's offices. Upon publication of this call, the documents on the items from the agenda are available to shareholders, on business days during business hours, at the afore-mentioned company's domicile.

                  Mexico, Federal District, November 23, 2006.

                            Francisco Aguirre Gomez.
                       Chairman of the Board of Directors

                                       ***

COMPANY DESCRIPTION:

Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organizacion Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

NOTE ON FORWARD-LOOKING STATEMENTS: This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

--------------------------------------------------------------------------------

IR CONTACTS

In Mexico:                               In NY:
Pedro Beltran / Alfredo Azpeitia         Maria Barona / Peter Majeski
Grupo Radio Centro, S.A. de C.V.         i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 7018          Tel: (212) 406-3690
aazpeitia@grc.com.mx                     grc@i-advize.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Grupo Radio Centro, S.A. de C.V.
                                                (Registrant)


Date: November 27, 2006                         By:    /s/ Pedro Beltran Nasr
                                                       -------------------------
                                                Name:  Pedro Beltran Nasr
                                                Title: Chief Financial Officer